Via EDGAR
June 3, 2009
Ms. Angela Crane
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, DC 20549

Re:	Our response dated May 20, 2009 to your letter dated April 29, 2009 regarding Keithley Instruments, Inc. Form 10-K for fiscal year ended September 30, 2008, Filed December 15, 2008, and Form 10-Q for the quarterly period ended December 31, 2008, Filed February 9, 2009, File No. 001-9965
Dear Ms. Crane:
The purpose of this letter is to resubmit the acknowledgements contained in the second to the last paragraph of our letter dated May 20, 2009 to you referenced above. Please disregard the referenced paragraph and consider the following as our statement in response to the staff’s request in the third to last paragraph of its letter dated April 29, 2009:
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Mark J. Plush
Mark J. Plush
Vice President and Chief Financial Officer
Keithley Instruments, Inc.